RECEIVED
2007 APR 25 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

20th April, 2007

SUPPL

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

07022929

Dear Sirs,

Distribution of Shareholding as on Quarter ended 31st March, 2007

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 31st March, 2007 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

Encl. as above

dlw 4/26

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

Name of the Company : ITC Limited	
Scrip Code : NSE Code - ITC BSE Code - 500875 CSE Code - 10000018	Quarter ended : 31st March, 2007

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
(B)	**Public shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	210	560656544	560381294	15.13	14.90
(b)	Financial Institutions / Banks	187	10535880	10092960	0.28	0.28
(c)	Central Government / State Government(s)	1	700840	700840	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	18	822826873	817447318	22.20	21.87
(f)	Foreign Institutional Investors	365	481082374	480873364	12.98	12.79
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (B)(1)	**781**	**1875802511**	**1869495776**	**50.61**	**49.86**

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(2)	**Non-Institutions**					
(a)	Bodies Corporate	4670	80063233	78817743	2.16	2.13
(b)	Individuals -					
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	490802	471800835	351066724	12.73	12.54
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	191	35719278	28104678	0.96	0.95
(c)	Any Other :					
	(i) NRIs / OCBs	6,371	24520832	15942722	0.66	0.65
	(ii) Foreign Companies	6	1210438380	3900330	32.66	32.17
	(iii) Foreign Nationals	6	224745	2625	0.01	0.01
	(iv) Trust	59	1522943	1522943	0.04	0.04
	(v) Clearing Members	667	6472925	6472925	0.17	0.17
	(vi) Clearing House	2	43597	43597	0.00	0.00
	Sub-Total (B)(2)	**502774**	**1830806768**	**485874287**	**49.39**	**48.66**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**503555**	**3706609279**	**2355370063**	**100.00**	**98.52**
	TOTAL (A) + (B)	**503555**	**3706609279**	**2355370063**	**100.00**	**98.52**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	55613501	55594001	-	1.48
	GRAND TOTAL (A) + (B) + (C)	**503557**	**3762222780**	**2410964064**	-	**100.00**

37, J. L. Nehru Road, KOLKATA-71
ITC Limited

(I)(b) **Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	**Nil**	**Nil**

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.39
2	Life Insurance Corporation of India *(see Note 2)*	477957681	12.70
3	Unit Trust of India *(see Note 2)*	448647169	11.93
4	Myddleton Investment Co. Ltd	162103980	4.31
5	The New India Assurance Company Limited	93756835	2.49
6	General Insurance Corporation of India	75025522	1.99
7	The Oriental Insurance Company Limited	74310780	1.98
8	National Insurance Company Limited	68961110	1.83
9	Rothmans International Enterprises Limited	51651630	1.37
10	HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	38425000	1.02
	Total	**2483622147**	**66.01**

(I)(d) **Statement showing details of locked–in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	**Nil**	**Nil**

ITC Limited

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	GDRs	55613501	55613501	1.48
	Total	**55613501**	**55613501**	**1.48**

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	Not available *(see Note 3)*	-	-	-
	Total			

Notes:

1. The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).
2. The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.
3. The Company's Depository for the GDRs, Citibank N. A. New York ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

ITC Limited, 37, J. L. Nehru Road, Kolkata-71

END